                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                              -

                              INTERCO INCORPORATED
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458507100
                -----------------------------------------------
                                 (CUSIP Number)

                John F. Hartigan, Esq.   Morgan, Lewis & Bockius
                 801 South Grand Avenue, Los Angeles, CA  90017
                                 (213) 612-2500
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 9, 1994
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No.  458507100
          ---------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Interco Partners, L.P.
________________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                    (b) [X]
________________________________________________________________________________
3  SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or (E)                                                             [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________________________
                7    SOLE VOTING POWER
                     33,864,207 shares of Common Stock
 NUMBER OF
 SHARES        _________________________________________________________________
BENEFICIALLY    8    SHARED VOTING POWER
 OWNED BY
  EACH
 REPORTING     _________________________________________________________________
 PERSON         9    SOLE DISPOSITIVE POWER
  WITH
                     33,864,207 shares of Common Stock
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          33,864,207 shares of Common Stock

________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           67.5%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON*
          PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

_______________________________________________________________________________
_______________________________________________________________________________


            This Amendment No. 2 supplements and amends the Statement on
  Schedule 13D dated August 3, 1992 and Amendment No. 1 thereto dated July 1, 1993 (as so amended, the "Schedule 13D").

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------

     Item 6 is hereby amended to reflect the following information:

     As described below, the partners of Apollo Interco Partners, L.P. (the "Reporting Person") have elected to dissolve the Reporting Person, which would have the effect of changing the nominal beneficial owner of the shares set forth in the cover pages herein but which would not have the effect of changing the pecuniary interest of such partners in such shares. This contemplated dissolution would involve a transfer of beneficial ownership from the Reporting Person to the general partner of the Reporting Person and an affiliate of such general partner.

     A Plan of Dissolution and Complete Liquidation of the Reporting Person (the "Plan of Dissolution") was executed as of December 9, 1994 and, upon the consummation of certain conditions precedent therein, is expected to become effective prior to December 31, 1994. Upon consummation of the Plan of Dissolution, the assets of the Reporting Person will be distributed to its partners pro rata, and the Reporting Person thereafter would no longer beneficially own the shares set forth in the cover pages herein.

     Upon consummation of the Plan of Dissolution, 16,935,490 and 16,928,717 of the shares set forth in the cover pages hereof, respectively, would be deemed to be beneficially owned by Apollo Investment Fund, L.P., the general partner of the Reporting Person ("AIF"), and Lion Advisors, L.P. ("Lion Advisors"), an affiliate of AIF. AIF and Lion Advisors (on behalf of a managed account) would have the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the respective shares set forth in the preceding sentence. Information is presented in the Schedule 13D of the Reporting Person dated August 3, 1992 concerning AIF, Lion Advisors and their executive officers, directors and principals and their relationship to the Reporting Person. Following consummation of the Plan of Dissolution, it is expected that AIF and Lion Advisors would make a joint filing on Schedule 13D pursuant to Item 2(b) of such Schedule.

  Item 7.  Material to be Filed as Exhibits.
  -------  --------------------------------

     Exhibit No.
     -----------

     99.1   Reporting Person's Statement on Schedule 13D dated August 3, 1992.

     99.2 Amendment No. 1 to Reporting Person's Statement on Schedule 13D dated July 1, 1993.

     99.3 Form of Plan of Dissolution and Complete Liquidation of Apollo Interco Partners, L.P.

                                   SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  December 9, 1994

                    APOLLO INTERCO PARTNERS, L.P.

                    By: Apollo Investment Fund, L.P.,
                         General Partner
                    By: Apollo Advisors, L.P.,
                         Managing General Partner
                    By: Apollo Capital Management, Inc.,
                         General Partner



                    By: ____________________________________
                        Name:  Michael D. Weiner
                        Title: Vice President, Apollo Capital
                               Management, Inc.